

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Via E-mail
Slav Serghei
President
Tapioca Corp.
Lasi, Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37
Romania

> **Re:**   **Tapioca Corp.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2014**
> **File No. 333-201037**

Dear Mr. Slav:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears that you may be a blank check company as defined by Rule 419 under .the Securities Act of 1933, as amended, in view of the following:

   - your disclosure indicates that you are a development stage company issuing penny stock;

   - you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- you have a net loss of $75 to date and you have not generated any revenues to date;

- you have assets consisting only of cash and cash equivalents; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated, "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. We note that you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. Please revise your prospectus summary to disclose your shell company status. Additionally, please revise your Management's Discussion and Analysis or Plan of Operation to disclose the consequences of your status and your potential reduced liquidity or illiquidity of your securities.

4. Please revise the financial statements and other financial data presented in the filing to be presented in in the same chronological order throughout the filing. Please refer to SAB Topic 11.E.

Prospectus Cover Page

5. Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. Please also clearly state that there is no guarantee that you will receive any proceeds from this offering. Please refer to Item 501(b)(3) of Regulation S-K.

6. Please clearly state that the invested funds are irrevocable once received.

7. Please disclose the circumstances under which your board of directors may determine it to be in your best interest to terminate this offering prior to the sale of all 10,000,000 shares being registered.

8. Please clarify the total length of the offering and the amount of time it may be extended. In this regard, we note your disclosure that "offering will not be extended beyond one year" and that you may extend the offering period "for a period of 360 days following the date of this prospectus."

Slav Serghei
Tapioca Corp.
January 16, 2015
Page 3

Summary Financial Information, page 5

9. We note that the amount presented as net loss per share does not agree with the similarly titled amount presented in your financial statements. Please revise or explain to us why you believe no such revision is necessary.

Risk Factors, page 5

Risks Associated to Our Business, page 5

10. Please clarify whether your Mr. Slav owes fiduciary duties to any companies or entities other than Tapioca Corp., and, if so, please revise your risk factors to disclose how such duties may affect your business and operations. In this regard, we note your disclosure on page 32 that Mr. Slav will devote time to other projects that do not involve you.

We operate in a highly competitive environment . . ., page 8

11. We note from the Description of Business section on page 27 that you have "very few existing competitors." Please revise your disclosures here or in the Description of Business to provide a consistent description of your market competition.

Because our sole officer and director owns 100% of the company's shares . . ., page 8

12. Please revise your table to reflect Mr. Slav's correct ownership interest under each scenario. Please explain the reference to Mr. Niezgoda or revise your disclosure, as appropriate.

Use of Proceeds, page 13

13. We note your statement that there is no assurance that you will raise $100,000 from this offering. Please revise your disclosure, here and throughout your prospectus, including but not limited to your disclosure on page 23, to state that there is no assurance that you will raise any funds from this offering.

14. We note that you plan to use offering proceeds to purchase equipment and stands. It appears that under each of the offering scenarios you expect to use $7,000 of the offering proceeds to purchase equipment and stands for each location you plan to operate. Based on your disclosure on page 3 and your financial statements it appears you have already purchased one tea stand. Please tell us how this is reflected in your disclosures under use of proceeds and elsewhere in your registration statement, including but not limited to page 29. The cost of this initial tea stand appears to be shown as a use of proceeds under each of the offering scenarios. Please also note that all material contracts should be filed as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

15. We note that you expect to use $5,400 of the offering proceeds to pay leasing costs. However, we also note from Exhibit 10.1 that your current lease is at a cost of $6,000 for the first year of the lease term, which begins on March 1, 2015. Please explain to us how the amounts reflected as lease costs expected to be paid from offering proceeds under each of your offering scenarios were derived. Please also revise the disclosure throughout your registration statement accordingly, including but not limited to page 30.

Dilution, page 14

16. We note that your net tangible book value before the offering, as of October 31, 2014 appears to be $0.001 per share. In addition, we are unable to determine how you determined the dollar amounts of dilution per share to new investors under each of the various offering scenarios. Please show us how the amounts presented under each offering scenario were derived. Please provide your computations in your response.

17. Please revise to provide a tabular presentation showing separately the relative dollar amounts and percentages of cash contributed and total shares to be owned after the offering attributable to current owners of your common stock and new investors in this offering. Please refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 14

12 Month Plan of Operation, page 16

If $75,000 Raised, page 20

18. We note your disclosure on page 21 that if $75,000 is raised you expect your annual lease expense to be $7,000 per location and $28,000 in total. This amount does not agree with the amounts presented in your Use of Proceeds on page 13 under the $75,000 offering scenario. Please revise as appropriate, or explain to us why you believe no revision is required.

If $100,000 Raised, page 21

19. We note your disclosure under the heading Marketing and advertising on page 23 that you expect to spend $3,980 for the year to obtain 5,000 Mailbox coupons per month. Please explain why the cost to obtain 5,000 Mailbox coupons per month if $100,000 is raised is lower than the $4,500 cost to obtain 5,000 Mailbox coupons per month shown on page 21 if $75,000 is raised.

Liquidity and Capital Resources, page 24

20. We note that your auditors have issued a going concern opinion and your statement on page 15 that your current cash balance is not sufficient to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the duration that available cash can sustain your current operations.

21. We note your disclosure in the third paragraph on page 25 that as of the date of your registration statement, your current funds will not be sufficient to continue maintaining a reporting status, and that your sole officer and director has provided you a non-binding verbal agreement to lend you funds to pay for the registration process and to lend funds to implement your business plan and to maintain a reporting status for the next twelve months after effectiveness, as expenses are incurred if no other proceeds are obtained. Please tell us whether there is any limitation on the dollar amount of the non-binding verbal agreement to lend you funds provided by your sole officer and director, and if so, please disclose this limitation.

Description of Business, page 26

22. We note that you will be selling food and beverages to the public. In addition to permits for selling goods to the public, please describe any governmental regulations affecting your ability to sell food and beverages to the public.

7. Supplies, page 29

23. Please describe how you plan to identify local suppliers.

14. Personnel, page 31

24. We note your statement on page 21 that you plan to compensate managers on commission at 5% of gross proceeds; however, we also note your disclosure here that you plan to compensate managers with 7% of gross proceeds. Please explain or revise your disclosure accordingly. Please also clarify whether managers and/or salespeople will be entitled to salaries in addition to such commission.

Directors, Executive Officers, Promoter and Control Persons, page 31

25. We note that Mr. Slav is 28 years old; however, he graduated high school in 1982. Please revise your disclosure, as appropriate.

26. Please identify Mr. Slav's other place of employment by name. Also, please provide the information pursuant to Item 401(e) of Regulation S-K describing Mr. Slav's specific experience, qualifications, attributes, or skills that led to the conclusion that he should serve as your director.

Certain Relationships and Related Transactions, page 33

27. We note from the Use of Proceeds section that the offering costs will be paid by a loan from Mr. Slav. Please provide the details of that loan pursuant to Item 404 of Regulation S-K. Please also describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms.

28. In the Note 4 to the Audited Financial Statements, you disclosed a loan from Mr. Slav for $5,000. Please provide here the details of that loan pursuant to Item 404 of Regulation S-K. Please also describe, here and elsewhere in your disclosure, as applicable, the material terms of such loan, including but not limited to interest rate and repayment terms.

Description of Securities, page 36

Non-cumulative Voting, page 37

29. Please revise your disclosure to reflect that Mr. Slav will hold 25.9% of your outstanding shares, assuming the sale of all shares of common stock being registered on this registration statement.

Legal Matters, page 39

30. Please revise your statement to reflect that Scott D. Olson, Esq., provided the legal opinion filed as Exhibit 5.1 to your registration statement.

Part II. Information Not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

31. Please provide the date of sale as required by Item 701(a) of Regulation S-K.

Item 16. Exhibits, page II-2

32. We note your disclosure on page 4 that Mr. Slav loaned funds to you pursuant to a verbal agreement. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. Please see Question 146.04 in the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Signatures, page II-4

    33. Please have Mr. Slav also sign in his capacity as Director.

Exhibit 23.1 Consent of Independent Registered Accountant

    34. We note that your independent accountant's consent consents to the use of their reports dated November 4, 2014. However, we note that there is only one independent accountant's report included in your filing and it is dated November 26, 2014. In the next amendment to your registration statement, please include an updated consent of your independent accountant that revises the date of the independent accountant's report to be consistent with the date of such report included in your filing. If you believe no revision to the date of the report referred to in your independent accountant's consent is required, please explain and revise your filing as appropriate.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at 202.551.3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc:　　Scott D. Olson